SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 2)1


                          Synthonics Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    8716Y107
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                                 (CUSIP Number)

                                   Alex Sandel
                                Argoquest 7, LLC
                                25136 Anza Drive
                               Valencia, CA 91355


                                 With a copy to:

                              Murray Markiles, Esq.
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                    Troop Steuber Pasich Reddick & Tobey, LLP
                       2029 Century Park East, 24th Floor
                             Century City, CA 90067
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

                                  SCHEDULE 13D
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CUSIP NO. 8716Y107                                          PAGE 2 OF 10 PAGES
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1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Argoquest 7, LLC

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)   [ ]
                                                   (b)   [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*  WC (See Response to Item 3).

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                         [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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  NUMBER OF      7       SOLE VOTING POWER

    SHARES                     0 (See Response to Item 5).
                ---------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER

   OWNED BY                    15,266,541 (See Response to Item 5).
                ---------------------------------------------------------------
     EACH        9       SOLE DISPOSITIVE POWER

  REPORTING                    0 (See Response to Item 5).
                ---------------------------------------------------------------
    PERSON       10      SHARED DISPOSITIVE POWER

     WITH                      15,266,541 (See Response to Item 5)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,266,541   (See Response to Item 5.)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 []

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1% (See Response to Item 5.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

            OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Synthonics Technologies, Inc., a Utah corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The address of the principal executive offices of the Company is 31324 Via Colinas, Suite 106, Westlake Village, California 91362.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Statement is hereby filed by Argoquest 7, LLC, a limited liability company organized in Delaware (the "Reporting Person"). The business address of the Reporting Person is Argoquest 7, LLC, 25136 Anza Drive, Valencia, CA 91355. The Reporting Person and Future Media Productions, Inc., a corporation organized in California ("Future Media"), have common owners. The Manager of the Reporting Person is Alex Sandel (the "Manager").

(d) During the last five years, neither the Reporting Person nor the Managaer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor the Manager was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Manager is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to that certain Equity Agreement - Summary of Terms, dated as of June 2, 1999 by and between the Issuer and Alex Sandel, and that certain Assignment, dated as of June 2, 1999, by Alex Sandel for the benefit of Argoquest 7, LLC (collectively, the "Agreement"), attached to the Schedule 13D filed on June 11, 1999 as "Exhibit A" and incorporated herein by reference as though fully set forth herein (all capitalized terms not otherwise herein defined shall have the meaning ascribed to them in the Agreement) and that certain Subscription Agreement, dated as of June 2, 1999, by and between Argoquest 7, LLC and the Issuer, attached to the Amendment No. 1 to the Schedule 13D filed on December 3, 1999 as "Exhibit B" and incorporated herein by reference as though fully set forth herein (the "Subscription Agreement"), the Issuer agreed to sell to the Reporting Person and the Reporting Person agreed to purchase 2,300,000 shares of the common stock of the Issuer at a purchase price of $.10 per share, for a total purchase price of $230,000. The Reporting Person paid for such shares in cash from working capital funds.

     On June 11, 1999, the Reporting Person filed a Schedule 13D inadvertently reporting beneficial ownership of an incorrect number of shares of Common Stock and an incorrect aggregate purchase price paid therefor. The Schedule 13D filed on June 11, 1999 stated that the Reporting Person purchased an option to purchase 1,371,320 shares of the Common Stock, at a purchase price of $.10 per share, for an aggregate purchase price of $137,132. However, the option is exercisable for 1,448,445 shares of the Common Stock, at a purchase price of $.10 per share, for an aggregate purchase price of $144,844 (the "Option"). The Option became fully vested upon the signing of the Agreement and the purchase of the 2,300,000 shares of the Common Stock, as described above. The Option is outstanding until the later of (1) 90 days from the close of the Issuer's current stage of financing or (2) 150 days from the date of the Agreement. In addition, the Reporting Person has the right to purchase stock in the current stage of the Issuer's financing being raised sufficient for the Reporting Person to maintain 10% of the outstanding Common Stock (the "Purchase Option"). The Purchase Option is at the same price or average price per share of the Common Stock that is obtained in the Issuer's current stage of financing. Pursuant to the Subscription Agreement, the Purchase Option shall expire if not exercised within 30 days of the date the Reporting Person receives written notice from the Issuer of the terms, conditions and anticipated closing date of the Current Round (as defined in the Subscription Agreement).

     On or about October 19, 1999, the Reporting Person exercised a portion of the Option to acquire 800,000 shares of the Common Stock at a purchase price of $.10 per share for an aggregate purchase price of $80,000. The Reporting Person still retains such portion of the Option to acquire 648,445 shares of the Common Stock.

     In addition, pursuant to the Agreement, the Issuer, among other things, agreed to (1) give Future Media, the exclusive right to service the Issuer's CD-ROM replication needs, based on prevailing market prices for such services, and (2) collaborate on a joint marketing program and presentation with respect to the development and positioning of certain programs. Any proceeds from the joint marketing program and presentation are for the full benefit of the Issuer and will not be shared with the Reporting Person or any affiliates of the Reporting Person, other than through participation of the Reporting Person's share of the Common Stock.

     The Reporting Person paid for such shares in cash from working capital funds. No part of the purchase price for the Common Stock, Option and/or Purchase Option issued to the Reporting Person pursuant to the Agreement has been obtained or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     On December 22, 1999, the Issuer issued to Future Media a convertible note exercisable into 11,518,096 shares of the Common Stock (the "Note"). The Note may be converted until the first anniversary of the date of issuance. In the event the Note is not converted within such time, the principal amount due thereunder will be due on the second anniversary of the date of issuance. The Note bears no interest for the first year from the date of issuance and thereafter will accrue interest at the rate of interest of outstanding borrowings made in the ordinary course of business of Future Media, unless the
Note is converted. Future Media purchased the Note from the Issuer for (i) $500,000 in cash and (ii) services provided by Future Media for the benefit of the Issuer consisting of replication and packaging services at the expense of Future Media of up to two million CD-ROMS (in the aggregate) for digital catalog programs entered into by the Issuer with its customers and establishment by Future Media of a separate entity wholly owned by Future Media to develop and produce 3D digital catalogs on behalf of the Issuer for the Issuer's customers. Under the terms and conditions of the Note, Future Media has agreed that in the event it does not elect to convert the Note, the services to be provided by Future Media for the benefit of the Issuer as described above will remain contractual obligations of Future Media.

     Future Media paid for the Note, in such part as described above, in cash from working capital funds. No part of the purchase price for the shares of Common Stock issuable under the Note has been obtained or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person acquired the Common Stock, Option and Purchase Option pursuant to the Agreement for investment purposes. Pursuant to the Agreement, the Reporting Person agreed that neither it nor any affiliate of the Reporting Person would purchase any additional shares of the Common Stock, without the permission of the Board of Directors of the Issuer, in the open market or other transactions which would raise the Reporting Person's share of the Common Stock in excess of 10% of the outstanding shares on a fully diluted basis of the Issuer, at such time, PROVIDED, HOWEVER, that the Reporting Person may through the open market or other private transactions acquire an additional 10% of the outstanding shares of the Common Stock, PROVIDED, THAT, the Reporting Person (1) gives advance notice of such purchases to the Board of Directors of the Issuer and (2) executes a standstill agreement stating that such purchases are for investment purposes only and neither the Reporting Person nor any of its affiliates will take action to acquire control of the Issuer (the "Standstill Agreement"), a copy of which is attached to the Amendment No. 1 to the Schedule 13D filed on December 3, 1999 as "Exhibit C" and incorporated herein by reference as though fully set forth herein. In addition, pursuant to the Agreement, the Chief Financial Officer of Future Media will act as the principal financial officer of the Issuer for twelve months following the date of the Agreement. This service will be provided to the Issuer pursuant to the transactions contemplated in the Agreement with no additional charge to the Issuer, until such time as the Issuer completes its current stage of financing pursuant to the terms of the Agreement. Pursuant to the Agreement, the Reporting Person also has the right to nominate one member to the Board of Directors of the Issuer, PROVIDED, THAT, such nominee must be approved by the Issuer, such approval which shall not be unreasonably withheld by the Issuer.

     Pursuant to the terms and conditions of the Note purchase by Future Media, Alex Sandel, the Chairman of the Board of Directors, Chief Executive Officer and President of Future Media, will join the Board of Directors of the Issuer. In addition, the Issuer and Future Media have agreed that Future Media will have the right to transfer its interest in the shares of the Common Stock to an entity similarly owned and controlled by shareholders of Future Media.

     The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review and subject to the provisions of the Agreement, the Reporting Person will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Stock, pursuant to the exercise of the Option and/or the Purchase Option.

     The Reporting Person currently has no plans or proposals to dispose of the Common Stock, the Option and/or the Purchase Option or some or all of the Common Stock the Reporting Person may acquire by the exercise of the Option and/or the Purchase Option, PROVIDED, HOWEVER, that depending on market and other factors, in the future, the Reporting Person may determine to dispose of some or all of the Common Stock acquired by exercise of the Option and/or Purchase Option in privately negotiated transactions, subject to certain transfer restrictions and rights of first refusal of the Issuer as set forth in the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Schedule 13D filed by the Reporting Person on June 11, 1999 inadvertently reported beneficial ownership of an incorrect number of shares of the Common Stock, an incorrect percentage of the shares of the outstanding Common Stock that the Reporting Person's beneficial ownership of the Issuer's securities represents and an incorrect number of shares of the outstanding Common Stock. The Schedule 13D filed on June 11, 1999 stated that the Reporting Person is the beneficial owner of 3,671,320 shares of the Common Stock, or approximately 10% of the Common Stock based on a total of 36,713,182 shares of the Common Stock outstanding on a fully diluted basis as of June 2, 1999. The
Schedule 13D filed on June 11, 1999 also stated that such ownership includes the Option to acquire up to 1,371,320 shares of the Common Stock. However, pursuant to the Agreement, as of June 2, 1999, the Reporting Person was the beneficial owner of 3,748,445 shares of the Common Stock, or approximately 9.6% of the Common Stock based on a total of 37,484,452 shares of the Common Stock outstanding on a fully diluted basis (including shares of the Common Stock and the Common Stock issuable upon exercise of the Option issued to the Reporting Person pursuant to the Agreement) as of June 2, 1999. Such ownership includes the Option to acquire up to 1,448,445 shares of the Common Stock. Pursuant to the Agreement, as described in Item 3 of this statement, the Reporting Person also beneficially owns the Purchase Option to acquire such number of shares of the Common Stock in the Issuer's current stage of financing sufficient to maintain 10% of the shares of the outstanding Common Stock. However, upon consummation of the Note purchase by Future Media, the Reporting Person shares beneficial ownership with Future Media of (i) the 3,748,445 shares of the Common Stock and the shares of the Common Stock issuable under the Purchase Option of which beneficial ownership was reported on the Amendment No. 1 to the Schedule 13D filed on December 3, 1999 and (ii) the Note and the 11,518,096 shares of the Common Stock issuable thereunder. As of December 22, 1999, the Reporting Person shares beneficial ownership in the aggregate of 15,266,541 shares of the Common Stock and such shares that may be issuable under the Purchase Option. The 15,266,541 shares of which the Reporting Person is reporting beneficial ownership in this statement represents 30.1% of the Common Stock outstanding on a fully diluted basis as of December 22, 1999 based on a total of 50,679,624 shares of the Common Stock outstanding on December 22, 1999. Future Media also will file a Schedule 13D reporting shared beneficial ownership of the shares of the Common Stock reported in this statement.

(b) The Schedule 13D filed by the Reporting Person on June 11, 1999 inadvertently reported an incorrect number of shares of the Common Stock of which the Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition. The Schedule 13D filed on June 11, 1999 stated that the Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 3,671,320 shares of the Common Stock and such shares that the Reporting Person purchases pursuant to the Purchase Option. The Amendment No. 1 to the Schedule 13D filed on December 3, 1999 stated that the Reporting Person had the sole power to vote or direct the vote and dispose or direct the disposition of 3,748,445 shares of the Common Stock and such shares that the Reporting Person purchases pursuant to the Purchase Option. However, upon consummation of the Note purchase by Future Media, the Reporting Person has with Future Media the shared power to vote or direct the vote and dispose or direct the disposition of (i) the 3,748,445 shares of the Common Stock and such shares that may be issuable under the Purchase Option of which beneficial ownership was reported in the Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 3, 1999 and (ii) the 11,518,096 shares of the Common Stock issuable under the Note. In the aggregate, the Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of 15,266,541 shares of the Common Stock.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Agreement, attached as "Exhibit A" to the Schedule 13D filed by the Reporting Person on June 11, 1999, is hereby incorporated herein by reference as though fully set forth herein.

     The Subscription Agreement, attached as "Exhibit B" to the Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

     The Standstill Agreement, attached as "Exhibit C" to the Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. "Exhibit A" is the Equity Agreement - Summary of Terms, dated June 2, 1999, by and between Synthonics Technologies, Inc. and Alex Sandel, and the related Assignment, dated June 2, 1999, by Alex Sandel for the benefit of Argoquest 7, LLC. The Agreement, attached as "Exhibit A" to the Schedule 13D filed by the Reporting Person on June 11, 1999, is hereby incorporated herein by reference as though fully set forth herein.

2. "Exhibit B" is the Subscription Agreement, dated June 2, 1999, by and between Synthonics Technologies, Inc. and Argoquest 7, LLC. The Subscription Agreement, attached as "Exhibit B" to the Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

3. "Exhibit C" is the Standstill Agreement, dated June 2, 1999, by and between Synthonics Technologies, Inc. and Argoquest 7, LLC. The Standstill Agreement, attached as "Exhibit C" to the Amendment No. 1 to the Schedule 13D filed by the Reporting Person on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1999

                                         Argoquest 7, LLC

                                            /s/ ALEX SANDEL
                                         -----------------------------
                                         By: Alex Sandel
                                         Its: Manager



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)